RECKSON ASSOCIATES REALTY CORP.
                             225 BROADHOLLOW ROAD
                           MELVILLE, NEW YORK 11747



                                                              March 11, 2005

Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re: Reckson Associates Realty Corp. (the "Company") Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-118001)
                           ---------------------------------------------

Dear Ms. Garnett:

     We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, at 12:00 p.m. on Friday, March 11, 2005, or as soon thereafter as reasonably practicable.

         We hereby acknowledge that:

         1. should the Securities and Exchange Commission (the "Commission"), or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

         2. the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

         3. the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                        Very truly yours,

                                        Reckson Associates Realty Corp.

                                        By:  /s/  Jason M. Barnett
                                             --------------------------------
                                             Name:  Jason M. Barnett
                                             Title: Executive Vice President
                                                    and General Counsel